Exhibit 99.1

Melco Announces Unaudited Fourth Quarter 2024 Earnings

MACAU, Feb. 27, 2025 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Total operating revenues for the fourth quarter of 2024 were US$1.19 billion, representing an increase of approximately 9% from US$1.09 billion for the comparable period in 2023. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations.

Operating income for the fourth quarter of 2024 was US$97.0 million, compared with operating loss of US$94.4 million in the fourth quarter of 2023.

Melco generated Adjusted Property EBITDA(1) of US$295.4 million in the fourth quarter of 2024, compared with Adjusted Property EBITDA of US$303.4 million in the fourth quarter of 2023.

Net loss attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2024 was US$20.3 million, or US$0.05 per ADS, compared with the net loss attributable to Melco Resorts & Entertainment Limited of US$205.9 million, or US$0.47 per ADS, in the fourth quarter of 2023. The net loss attributable to noncontrolling interests was US$19.6 million and US$20.8 million during the fourth quarters of 2024 and 2023, respectively, the majority of which related to the net loss attributable to Studio City and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “2024 was a year of transition for us in Macau. We invested in our business to enhance the customer experience and to build a stronger foundation for growth. The contributions from these initiatives are now evident with market share in the fourth quarter of 2024 growing month-to-month and property visitation exceeding pre-pandemic levels. We are committed to continuing to deliver on our strategic objectives and expect to continue to unveil new and exciting projects to support the ongoing growth in Macau.

“City of Dreams Manila had a strong quarter with a sequential increase in property EBITDA as well as market share. City of Dreams Mediterranean and our satellite casinos in Cyprus exhibited solid results despite the challenges posed by the conflicts in the region.

“And last, but not least, the development of the casino at City of Dreams Sri Lanka is progressing well and we expect to commence casino operations in the third quarter of 2025.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2024, total operating revenues at City of Dreams were US$591.1 million, compared with US$559.8 million in the fourth quarter of 2023. City of Dreams generated Adjusted EBITDA of US$140.1 million in the fourth quarter of 2024, compared with Adjusted EBITDA of US$166.2 million in the fourth quarter of 2023. The year-over-year decrease in Adjusted EBITDA was primarily a result of higher operating costs, largely due to an increase in staffing levels to enhance service quality and improve performance.

Rolling chip volume increased to US$6.24 billion during the fourth quarter of 2024 compared to US$5.19 billion in the fourth quarter of 2023. The rolling chip win rate was 2.35% in the fourth quarter of 2024 versus 2.55% in the fourth quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.53 billion in the fourth quarter of 2024, compared with US$1.44 billion in the fourth quarter of 2023. The mass market table games hold percentage was 32.0% in the fourth quarter of 2024, compared with 31.6% in the fourth quarter of 2023.

Gaming machine handle for the fourth quarter of 2024 was US$1.03 billion, compared with US$0.96 billion in the fourth quarter of 2023. The gaming machine win rate was 3.1% in both the fourth quarters of 2024 and 2023.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2024 was US$85.6 million, compared with US$80.1 million in the fourth quarter of 2023.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2024, total operating revenues at Altira Macau were US$31.2 million, compared with US$33.6 million in the fourth quarter of 2023. Altira Macau generated negative Adjusted EBITDA of US$0.3 million in the fourth quarter of 2024, compared with Adjusted EBITDA of US$0.3 million in the fourth quarter of 2023.

In the mass market table games segment, drop was US$125.1 million in the fourth quarter of 2024 versus US$149.0 million in the fourth quarter of 2023. The mass market table games hold percentage was 22.7% in the fourth quarter of 2024, compared with 23.8% in the fourth quarter of 2023.

Gaming machine handle for the fourth quarter of 2024 was US$122.1 million, compared with US$87.8 million in the fourth quarter of 2023. The gaming machine win rate was 2.7% in the fourth quarter of 2024 versus 3.2% in the fourth quarter of 2023.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2024 was US$5.1 million, compared with US$5.3 million in the fourth quarter of 2023.

Mocha and Other Fourth Quarter Results

Total operating revenues from Mocha and Other were US$29.3 million in the fourth quarter of 2024, compared with US$28.7 million in the fourth quarter of 2023. Mocha and Other generated Adjusted EBITDA of US$5.7 million in the fourth quarter of 2024, compared with Adjusted EBITDA of US$6.0 million in the fourth quarter of 2023.

Mass market table games drop was US$57.5 million in the fourth quarter of 2024 versus US$49.6 million in the fourth quarter of 2023. The mass market table games hold percentage was 15.3% in the fourth quarter of 2024 versus 14.8% in the fourth quarter of 2023.

Gaming machine handle for the fourth quarter of 2024 was US$516.7 million, compared with US$493.0 million in the fourth quarter of 2023. The gaming machine win rate was 4.1% in the fourth quarter of 2024 versus 4.6% in the fourth quarter of 2023.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2024, total operating revenues at Studio City were US$342.0 million, compared with US$302.5 million in the fourth quarter of 2023. Studio City generated Adjusted EBITDA of US$81.2 million in the fourth quarter of 2024, compared with Adjusted EBITDA of US$77.3 million in the fourth quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in the mass market segment.

Studio City has strategically repositioned itself to focus on the premium mass and mass segments, and VIP rolling chip operations at Studio City were transferred to City of Dreams in late October 2024. Studio City’s rolling chip volume was US$165.0 million in the fourth quarter of 2024 versus US$566.0 million in the fourth quarter of 2023. The rolling chip win rate was 3.48% in the fourth quarter of 2024 versus 1.86% in the fourth quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$891.7 million in the fourth quarter of 2024, compared with US$864.1 million in the fourth quarter of 2023. The mass market table games hold percentage was 32.1% in the fourth quarter of 2024, compared with 30.0% in the fourth quarter of 2023.

Gaming machine handle for the fourth quarter of 2024 was US$888.9 million, compared with US$778.3 million in the fourth quarter of 2023. The gaming machine win rate was 3.3% in the fourth quarter of 2024, compared with 3.2% in the fourth quarter of 2023.

Total non-gaming revenue at Studio City in the fourth quarter of 2024 was US$73.2 million, compared with US$65.3 million in the fourth quarter of 2023.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2024, total operating revenues at City of Dreams Manila were US$133.8 million, compared with US$120.5 million in the fourth quarter of 2023. City of Dreams Manila generated Adjusted EBITDA of US$56.8 million in the fourth quarter of 2024, compared with Adjusted EBITDA of US$48.8 million in the comparable period of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in rolling chip and mass market table games segments.

City of Dreams Manila’s rolling chip volume was US$770.9 million in the fourth quarter of 2024 versus US$416.5 million in the fourth quarter of 2023. The rolling chip win rate was 4.51% in the fourth quarter of 2024 versus 3.97% in the fourth quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop decreased to US$168.5 million in the fourth quarter of 2024, compared with US$198.2 million in the fourth quarter of 2023. The mass market table games hold percentage was 34.2% in the fourth quarter of 2024, compared with 29.1% in the fourth quarter of 2023.

Gaming machine handle was US$1.08 billion in both the fourth quarters of 2024 and 2023. The gaming machine win rate was 5.3% in both the fourth quarters of 2024 and 2023.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2024 was US$29.9 million, compared with US$30.3 million in the fourth quarter of 2023.

City of Dreams Mediterranean and Other Fourth Quarter Results

The Company operates three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended December 31, 2024 were US$59.2 million, compared with US$47.3 million in the fourth quarter of 2023. City of Dreams Mediterranean and Other generated Adjusted EBITDA of US$11.8 million in the fourth quarter of 2024, compared with Adjusted EBITDA of US$4.7 million in the fourth quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily attributable to the continued ramp up of operations following the opening of City of Dreams Mediterranean in mid-2023, which led to a better performance in the mass market segment and non-gaming operations.

Rolling chip volume was US$5.2 million for the fourth quarter of 2024 versus US$6.4 million in the fourth quarter of 2023. The rolling chip win rate was 3.06% in the fourth quarter of 2024, compared with negative 8.85% in the fourth quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop was US$126.5 million in the fourth quarter of 2024, compared with US$87.6 million in the fourth quarter of 2023. The mass market table games hold percentage was 21.8% in the fourth quarter of 2024, compared with 22.1% in the fourth quarter of 2023.

Gaming machine handle for the fourth quarter of 2024 was US$567.3 million, compared with US$492.8 million in the fourth quarter of 2023. The gaming machine win rate was 5.2% in the fourth quarter of 2024 versus 5.0% in the fourth quarter of 2023.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the fourth quarter of 2024 was US$19.4 million, compared with US$13.0 million in the fourth quarter of 2023.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2024 were US$131.9 million, which mainly included interest expense, net of amounts capitalized of US$119.8 million and net foreign exchange losses of US$14.2 million, partially offset by interest income of US$3.2 million.

Depreciation and amortization costs of US$134.4 million were recorded in the fourth quarter of 2024, of which US$5.0 million related to the amortization expense for land use rights.

The Adjusted EBITDA for Studio City for the three months ended December 31, 2024 referred to above was US$24.5 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated February 27, 2025 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2024 aggregated to US$1.27 billion, including US$125.9 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.16 billion at the end of the fourth quarter of 2024, a reduction of approximately US$10 million compared to the total debt, net balance as of September 30, 2024, primarily as a result of the repurchases of the 6.00% senior notes due 2025 issued by Studio City Finance Limited during the fourth quarter of 2024. Available liquidity, including cash and undrawn revolving credit facilities as of December 31, 2024 was approximately US$3.35 billion.

On November 29, 2024, Studio City Company Limited entered into a senior secured revolving credit facilities agreement in aggregate amount of HK$1,945,000,000 (equivalent to US$250 million) for a term of five years (the “2029 Studio City Senior Secured Credit Facility”). At the same time, the terms of an existing senior secured credit facilities in an amount of HK$234 million (equivalent to US$30 million) were amended to be in line with the 2029 Studio City Senior Secured Credit Facility with the maturity date being extended to August 29, 2029. HK$1.0 million (equivalent to US$0.1 million) was drawn under these credit facilities as of December 31, 2024.

Capital expenditures for the fourth quarter of 2024 were US$94.9 million, which included costs related to enhancement projects at City of Dreams in Macau and Studio City, and the development project in Sri Lanka.

Share Repurchase Program

For the year ended December 31, 2024, Melco repurchased approximately 20.7 million ADSs (representing approximately 62.1 million ordinary shares) in the open market at an aggregate purchase price of approximately US$112 million under its US$500 million share repurchase program which was approved by the board and announced in June 2024, and expires in June 2027.

During the period from January 1, 2025 to February 26, 2025, Melco repurchased 3.7 million ADSs (representing approximately 11.1 million ordinary shares) from the open market at an aggregate purchase price of approximately US$20 million, under the same repurchase program. The Company currently has remaining authority to repurchase up to approximately US$368 million of ordinary shares.

Full Year Results

For the year ended December 31, 2024, Melco Resorts & Entertainment Limited reported total operating revenues of US$4.64 billion versus US$3.78 billion in the prior year. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations, led by the continued recovery in inbound tourism to Macau in 2024 and the ramp up of operations following the opening of Studio City Phase 2 and City of Dreams Mediterranean in mid-2023.

Operating income for 2024 was US$484.6 million, compared with an operating income of US$65.0 million for 2023.

Melco generated Adjusted Property EBITDA of US$1.22 billion for the year ended December 31, 2024, compared with Adjusted Property EBITDA of US$1.04 billion in 2023.

Net income attributable to Melco Resorts & Entertainment Limited for 2024 was US$43.5 million, or US$0.10 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$326.9 million, or US$0.75 per ADS, for 2023. Net loss attributable to noncontrolling interests was US$71.5 million and US$88.4 million for 2024 and 2023, respectively, the majority of which related to the net loss attributable to Studio City and City of Dreams Mediterranean and Other.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2024 financial results on Thursday, February 27, 2025 at 8:30 a.m. Eastern Time (or 9:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers, passcode and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://s1.c-conf.com/diamondpass/10045522-8dixzq.html

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and gain/loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean in Limassol in the Republic of Cyprus (www.cityofdreamsmed.com.cy). The Company also continues to operate three satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Operating revenues:
Casino	$972,015	$897,776	$3,772,655	$3,077,312
Rooms	109,348	103,448	422,565	338,224
Food and beverage	74,742	65,217	285,933	208,885
Entertainment, retail and other	34,913	27,172	157,060	150,826

Total operating revenues	1,191,018	1,093,613	4,638,213	3,775,247

Operating costs and expenses:
Casino	(658,219)	(597,087)	(2,524,565)	(2,034,848)
Rooms	(34,838)	(28,070)	(127,884)	(87,637)
Food and beverage	(62,007)	(51,823)	(230,284)	(163,492)
Entertainment, retail and other	(16,654)	(8,368)	(79,169)	(76,704)
General and administrative	(156,852)	(129,351)	(568,701)	(488,127)
Payments to the Philippine Parties	(12,407)	(9,813)	(41,939)	(42,451)
Pre-opening costs	(9,917)	(3,550)	(20,852)	(43,994)
Development costs	(1,892)	(1,202)	(5,433)	(1,202)
Amortization of land use rights	(5,008)	(5,680)	(19,956)	(22,670)
Depreciation and amortization	(129,364)	(139,060)	(521,582)	(520,726)
Property charges and other	(6,904)	(213,992)	(13,221)	(228,437)

Total operating costs and expenses	(1,094,062)	(1,187,996)	(4,153,586)	(3,710,288)

Operating income (loss)	96,956	(94,383)	484,627	64,959

Non-operating income (expenses):
Interest income	3,166	5,468	15,766	23,305
Interest expense, net of amounts capitalized	(119,771)	(128,794)	(486,721)	(492,391)
Other financing costs	(1,701)	(1,351)	(7,362)	(4,372)
Foreign exchange (losses) gains , net	(14,209)	4,524	(15,492)	2,232
Other income, net	627	992	3,833	2,748
(Loss) gain on extinguishment of debt	(17)	1,531	(1,000)	1,611

Total non-operating expenses, net	(131,905)	(117,630)	(490,976)	(466,867)

Loss before income tax	(34,949)	(212,013)	(6,349)	(401,908)
Income tax expense	(4,963)	(14,717)	(21,610)	(13,422)

Net loss	(39,912)	(226,730)	(27,959)	(415,330)
Net loss attributable to noncontrolling interests	19,638	20,842	71,502	88,410

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(20,274)	$(205,888)	$43,543	$(326,920)

Net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.016)	$(0.157)	$0.034	$(0.249)

Diluted	$(0.016)	$(0.157)	$0.034	$(0.249)

Net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.048)	$(0.471)	$0.101	$(0.746)

Diluted	$(0.048)	$(0.471)	$0.101	$(0.746)

Weighted average shares outstanding used in net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,259,134,710	1,311,270,775	1,296,361,341	1,314,605,173

Diluted	1,259,134,710	1,311,270,775	1,299,430,914	1,314,605,173

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,147,193	$1,310,715
Restricted cash	368	27
Accounts receivable, net	144,211	91,638
Receivables from affiliated companies	2,422	797
Inventories	32,452	29,427
Prepaid expenses and other current assets	102,521	111,688

Total current assets	1,429,167	1,544,292

Property and equipment, net	5,272,500	5,533,994
Intangible assets, net	288,710	304,652
Goodwill	82,090	81,582
Long-term prepayments, deposits and other assets, net	131,850	100,320
Restricted cash	125,511	125,094
Operating lease right-of-use assets	89,164	62,356
Land use rights, net	566,351	582,782

Total assets	$7,985,343	$8,335,072

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$24,794	$11,752
Accrued expenses and other current liabilities	1,054,018	1,008,316
Income tax payable	38,009	28,183
Operating lease liabilities, current	18,590	19,685
Finance lease liabilities, current	33,817	35,307
Current portion of long-term debt, net	21,597	—
Payables to affiliated companies	39	377

Total current liabilities	1,190,864	1,103,620

Long-term debt, net	7,135,825	7,472,620
Other long-term liabilities	315,299	322,591
Deferred tax liabilities, net	36,708	34,959
Operating lease liabilities, non-current	80,673	53,858
Finance lease liabilities, non-current	165,938	187,474

Total liabilities	8,925,307	9,175,122

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,351,540,382 and 1,404,679,067 shares issued; 1,259,138,299 and 1,311,270,775 shares outstanding, respectively	13,515	14,047
Treasury shares, at cost; 92,402,083 and 93,408,292 shares, respectively	(216,626)	(255,068)
Additional paid-in capital	2,985,730	3,109,212
Accumulated other comprehensive losses	(95,750)	(98,599)
Accumulated losses	(4,013,329)	(4,056,872)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,326,460)	(1,287,280)
Noncontrolling interests	386,496	447,230

Total deficit	(939,964)	(840,050)

Total liabilities and deficit	$7,985,343	$8,335,072

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(20,274)	$(205,888)	$43,543	$(326,920)
Pre-opening costs	9,917	3,550	20,852	43,994
Development costs	1,892	1,202	5,433	1,202
Property charges and other	6,904	213,992	13,221	228,437
Loss (gain) on extinguishment of debt	17	(1,531)	1,000	(1,611)
Income tax impact on adjustments	(13)	(5,130)	(50)	(5,130)
Noncontrolling interests impact on adjustments	(439)	230	(1,585)	(13,906)

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited	$(1,996)	$6,425	$82,414	$(73,934)

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.002)	$0.005	$0.064	$(0.056)

Diluted	$(0.002)	$0.005	$0.063	$(0.056)

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.005)	$0.015	$0.191	$(0.169)

Diluted	$(0.005)	$0.015	$0.190	$(0.169)

Weighted average shares outstanding used in adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,259,134,710	1,311,270,775	1,296,361,341	1,314,605,173

Diluted	1,259,134,710	1,316,408,710	1,299,430,914	1,314,605,173

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31, 2024
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(2,501)	$4,782	$80,534	$23,019	$34,094	$(897)	$(42,075)	$96,956
Payments to the Philippine Parties	—	—	—	—	12,407	—	—	12,407
Integrated resort and casino rent (3)	—	—	—	—	1,226	—	1,820	3,046
Pre-opening costs (4)	—	—	4,940	(23)	—	(25)	3,205	8,097
Development costs	—	—	—	—	—	—	1,892	1,892
Depreciation and amortization	547	911	49,389	56,957	8,716	12,399	5,453	134,372
Share-based compensation	104	43	1,276	348	255	99	4,376	6,501
Property charges and other	1,599	—	3,940	944	95	210	116	6,904

Adjusted EBITDA	(251)	5,736	140,079	81,245	56,793	11,786	(25,213)	270,175
Corporate and Other expenses	—	—	—	—	—	—	25,213	25,213

Adjusted Property EBITDA	$(251)	$5,736	$140,079	$81,245	$56,793	$11,786	$—	$295,388

	Three Months Ended December 31, 2023
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(212,857)	$5,231	$104,471	$21,668	$26,012	$(9,246)	$(29,662)	$(94,383)
Payments to the Philippine Parties	—	—	—	—	9,813	—	—	9,813
Integrated resort and casino rent (3)	—	—	—	—	475	—	—	475
Pre-opening costs	—	—	3,946	(169)	—	(227)	—	3,550
Development costs	—	—	—	—	—	—	1,202	1,202
Depreciation and amortization	5,420	751	53,283	54,621	12,057	13,300	5,308	144,740
Share-based compensation	120	37	1,354	344	303	100	5,987	8,245
Property charges and other	207,608	—	3,144	871	181	809	1,379	213,992

Adjusted EBITDA	291	6,019	166,198	77,335	48,841	4,736	(15,786)	287,634
Corporate and Other expenses	—	—	—	—	—	—	15,786	15,786

Adjusted Property EBITDA	$291	$6,019	$166,198	$77,335	$48,841	$4,736	$—	$303,420

(3)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation and casino rent to John Keells Group.
(4)	Certain amount of pre-opening costs were grouped and reported under the line item Integrated resort and casino rent.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Year Ended December 31, 2024
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(8,211)	$23,089	$397,995	$115,883	$89,097	$(568)	$(132,658)	$484,627
Payments to the Philippine Parties	—	—	—	—	41,939	—	—	41,939
Integrated resort and casino rent (3)	—	—	—	—	5,417	—	3,019	8,436
Pre-opening costs (4)	69	—	11,924	807	—	288	4,745	17,833
Development costs	—	—	—	—	—	—	5,433	5,433
Depreciation and amortization	2,297	3,724	199,530	221,731	43,166	50,010	21,080	541,538
Share-based compensation	438	166	5,056	1,401	1,090	413	18,804	27,368
Property charges and other	3,485	(5)	7,137	1,417	349	403	435	13,221

Adjusted EBITDA	(1,922)	26,974	621,642	341,239	181,058	50,546	(79,142)	1,140,395
Corporate and Other expenses	—	—	—	—	—	—	79,142	79,142

Adjusted Property EBITDA	$(1,922)	$26,974	$621,642	$341,239	$181,058	$50,546	$—	$1,219,537

	Year Ended December 31, 2023
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other	Corporate and Other	Total
Operating (loss) income	$(232,871)	$23,328	$314,917	$1,382	$110,143	$(26,468)	$(125,472)	$64,959
Payments to the Philippine Parties	—	—	—	—	42,451	—	—	42,451
Integrated resort and casino rent (3)	—	—	—	—	1,911	—	—	1,911
Pre-opening costs	—	—	3,946	17,179	—	22,869	—	43,994
Development costs	—	—	—	—	—	—	1,202	1,202
Depreciation and amortization	23,175	3,795	230,034	185,389	49,979	29,845	21,179	543,396
Share-based compensation	300	87	6,602	1,425	1,184	456	25,419	35,473
Property charges and other	208,119	76	20,814	1,415	(216)	798	(2,569)	228,437

Adjusted EBITDA	(1,277)	27,286	576,313	206,790	205,452	27,500	(80,241)	961,823
Corporate and Other expenses	—	—	—	—	—	—	80,241	80,241

Adjusted Property EBITDA	$(1,277)	$27,286	$576,313	$206,790	$205,452	$27,500	$—	$1,042,064

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(20,274)	$(205,888)	$43,543	$(326,920)
Net loss attributable to noncontrolling interests	(19,638)	(20,842)	(71,502)	(88,410)

Net loss	(39,912)	(226,730)	(27,959)	(415,330)
Income tax expense	4,963	14,717	21,610	13,422
Interest and other non-operating expenses, net	131,905	117,630	490,976	466,867
Depreciation and amortization	134,372	144,740	541,538	543,396
Property charges and other	6,904	213,992	13,221	228,437
Share-based compensation	6,501	8,245	27,368	35,473
Development costs	1,892	1,202	5,433	1,202
Pre-opening costs (4)	8,097	3,550	17,833	43,994
Integrated resort and casino rent (3)	3,046	475	8,436	1,911
Payments to the Philippine Parties	12,407	9,813	41,939	42,451

Adjusted EBITDA	270,175	287,634	1,140,395	961,823
Corporate and Other expenses	25,213	15,786	79,142	80,241

Adjusted Property EBITDA	$295,388	$303,420	$1,219,537	$1,042,064

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2023	2024	2023
Room Statistics:
Altira Macau
Average daily rate (5)	$136	$135	$133	$136
Occupancy per available room	96%	94%	95%	87%
Revenue per available room (6)	$131	$127	$127	$118
City of Dreams
Average daily rate (5)	$219	$199	$211	$201
Occupancy per available room	95%	93%	93%	86%
Revenue per available room (6)	$209	$186	$197	$173
Studio City
Average daily rate (5)	$175	$163	$165	$153
Occupancy per available room	97%	94%	96%	90%
Revenue per available room (6)	$169	$154	$159	$137
City of Dreams Manila
Average daily rate (5)	$163	$170	$164	$177
Occupancy per available room	97%	97%	97%	97%
Revenue per available room (6)	$159	$165	$158	$171
City of Dreams Mediterranean and Other
Average daily rate (5)	$386	$341	$425	$359
Occupancy per available room	58%	53%	61%	58%
Revenue per available room (6)	$225	$181	$261	$209
Other Information:
Altira Macau
Average number of table games	37	43	39	44
Average number of gaming machines	131	135	134	141
Table games win per unit per day (7)	$8,363	$8,970	$8,416	$6,895
Gaming machines win per unit per day (8)	$277	$227	$255	$224
Mocha and Other
Average number of table games	15	18	16	17
Average number of gaming machines	844	855	882	874
Table games win per unit per day (7)	$6,399	$4,439	$6,660	$4,850
Gaming machines win per unit per day (8)	$276	$287	$274	$291
City of Dreams
Average number of table games	430	430	430	430
Average number of gaming machines	604	610	613	628
Table games win per unit per day (7)	$16,118	$14,861	$15,459	$13,092
Gaming machines win per unit per day (8)	$571	$537	$524	$464
Studio City
Average number of table games	253	246	251	246
Average number of gaming machines	797	643	709	661
Table games win per unit per day (7)	$12,563	$11,936	$13,091	$9,239
Gaming machines win per unit per day (8)	$401	$418	$431	$343
City of Dreams Manila
Average number of table games	266	266	267	267
Average number of gaming machines	2,277	2,296	2,278	2,297
Table games win per unit per day (7)	$3,773	$3,026	$3,238	$3,390
Gaming machines win per unit per day (8)	$272	$270	$263	$248
City of Dreams Mediterranean and Other
Average number of table games	105	103	104	71
Average number of gaming machines	897	908	893	690
Table games win per unit per day (7)	$2,896	$1,985	$2,943	$2,254
Gaming machines win per unit per day (8)	$356	$297	$340	$350

(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis